

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2022

Jingyan Wu
Chief Financial Officer
EZGO Technologies Ltd.
Building #A, Floor 2
Changzhou Institute of Dalian University of Technology
Science and Education Town
Wujin District, Changzhou City
Jiangsu, China 213164

>   **Re: EZGO Technologies Ltd.**
>   **Form 20-F for the Year Ended September 30, 2021**
>   **Filed January 27, 2022**
>   **File No. 001-39833**

Dear Jingyan Wu:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing